UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 1-11607
DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279
(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2009
To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3, effective January 1, 2008, the Plan has adopted the fair value measurement and disclosure provisions contained in Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.”
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(Thousands)	2008	2007
ASSETS

Investment in DTE Energy Master Plan Trust (Note 5)	$692,109	$976,720

Loans due from Participants	18,779	18,158

NET ASSETS AVAILABLE FOR BENEFITS	$710,888	$994,878

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Dividends and interest	$24,407
Interest on loans to Participants	1,491

25,898

Contributions:
Employer	8,344
Participants	57,071

65,415

Transfers of assets between sponsored plans (net)	6,998

Total Additions	98,311

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments in the DTE Energy Master Plan Trust	(300,930)
Distributions and withdrawals	(81,181)
Administrative fees	(190)

Total Deductions	(382,301)

NET DECREASE	(283,990)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	994,878

End of year	$710,888

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION
The following description of the DTE Energy Company Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of The Detroit Edison Company, Michigan Consolidated Gas Company (MichCon), DTE Enterprises, Inc., DTE Energy Corporate Services, LLC, Citizens Gas Fuel Company (Citizens Gas), Midwest Energy Resources Company (MERC), (Company or Companies) and the DTE Energy Company nonregulated affiliates (Participating Affiliates), excluding employees of the Detroit Edison Company, MichCon, MERC and certain employees of Participating Affiliates who are represented by collective bargaining agreements, are eligible to participate in the Plan as soon as administratively practicable upon hire (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as The Detroit Edison Plan, The MCN Plan, and The Citizens Plan. Participation in the subdivisions may be dependent upon the Participant’s pension benefit elections.
DTE Energy Corporate Services, LLC, as the Plan sponsor, has delegated responsibility for the investment aspects of the Plan to the Investment Committee and for the administration of the Plan to the Benefit Plan Administration Committee (BPAC).
Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover, beginning May 1, 2008 (Direct Rollover Contributions).

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Effective May 1, 2008, Participants are able to make Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions. These contributions must be aggregated with a Participant’s Tax Deferred Contributions and Catch-Up Contributions, respectively, when applying the IRC limit on the amount of pre-tax and Catch-Up contributions that are permitted for a year.
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Detroit Edison Plan or MCN Plan Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions, unless the Participant is eligible to participate in the DTE Energy Company Supplemental Savings Plan (SSP). Participants in the Citizens Plan will have their contributions automatically stopped when they reach the maximum amount permitted by the IRC, unless the Participant is eligible to participate in the SSP. If a Participant’s total annual additions (Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contributions will be stopped or refunded, as applicable, unless the Participant is eligible to participate in the SSP. For Participants who are eligible and have elected to participate in the SSP, contributions continue on a pre-tax basis to the SSP once an IRC limit is reached.
•	For the Detroit Edison Plan, the Company Contributions are 100 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.

•	For the MCN Plan, effective May 1, 2008, all Participants receive Company Contributions equal to 100 percent of the first 6 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 6 percent of basic compensation. Prior to May 1, 2008, the Company Contributions were 100 percent up to the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions for Participants with less than 9 years of service, 100 percent up to the first 5 percent of the aggregate of Employee Contributions and Tax Deferred Contributions for Participants with at least nine years of service but less than 23 years of service, and 100 percent up to the first 6 percent of the aggregate of Employee Contributions and Tax Deferred Contributions for Participants with 23 or more years of service. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
•	For the Citizens Plan, effective August 4, 2008, for Participants who have attained two years of service, the Company Contributions are limited to 100 percent up to the first 5.5 percent of Tax Deferred Contributions, as long as the Participant’s Tax Deferred Contributions are at least 5.5 percent. For Participants who have completed 20 years of service, the Company Contributions are increased to 6 percent of Tax Deferred Contributions, as long as the Participant’s Tax Deferred Contributions are at least 6 percent. Prior to August 4, 2008, Company Contributions were limited to 5 percent for Participants with at least two years of service but less than twenty years of service and 5.5 percent for Participants with 20 or more years of service.
Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions, as well as Company Contributions for employees who hired prior to January 1, 2007, are fully vested at all times. For employees hired on or after January 1, 2007, Company Contributions will vest according to the following schedule:

Years of Service	Percent Vested
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds, with the exception that Citizens Plan Participants may not invest their Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in the DTE Energy Stock Fund.
•	For the Detroit Edison Plan prior to January 1, 2007, 100 percent of the Company Contributions were invested in the DTE Energy Stock Fund, where the Company Contributions on the first 4 percent of Employee Contributions had to remain for one full calendar year following the year in which the contribution was made. Company Contributions in excess of this amount could have been redirected to another investment fund at any time. Effective January 1, 2007, the restriction to keep the first 4 percent of Company contributions in the DTE Energy Stock Fund for one full calendar year following the year in which the contribution was made was lifted and this amount may be redirected to another investment fund at any time.

•	For the MCN Plan prior to January 1, 2007, 60 percent of the Company Contributions was invested in restricted DTE Energy common stock and the remaining 40 percent was invested in unrestricted DTE Energy common stock. Restricted stock could have been redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock could have been redirected to another investment fund at any time. Effective January 1, 2007, the restriction to keep the 60 percent of Company contributions in the DTE Energy Stock Fund for one full calendar year following the year in which the contribution was made was lifted and this amount may be redirected to another investment fund at any time.

•	For the Citizens Plan, Company Contributions are invested 100 percent in the DTE Energy Stock Fund which may be redirected at any time to any of the investment options offered under the Plan.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. The Citizens Gas Plan does not include ESOP provisions; therefore these participants are exempt from these provisions. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year. Effective January 1, 2008, stock dividends will be paid out on a quarterly basis for those Participants electing to receive cash dividends.
The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed in Note 6.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Transfers
Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.
Administrative and Brokerage Fees
Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administering the Plan.
Forfeited Accounts
During 2008 approximately $66,000 of forfeited nonvested accounts were used to reduce Company Contributions. During 2007 there were $43,000 of forfeited nonvested accounts.
Distributions, Withdrawals and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
on a principal residence (e) payment of funeral expenses for the Participant’s deceased parent, spouse, child or dependents, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.
Participants may borrow funds from their account attributable to Tax Deferred Contributions, Employee Contributions (if applicable), Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which may be a principal residence loan.
Subject to certain terms and conditions, a Participant may initiate a general purpose loan for a period of one to five years, or a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1 percent, updated monthly, at a minimum of $1,000 up to the lesser of:
•	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and paid in cash to the Participant by the Trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair market value. Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Participating Affiliates
Other affiliated companies of DTE Energy Company may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including government securities and bonds, corporate debt instruments, stocks, investment partnerships, and derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
NOTE 3 — FAIR VALUE
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It emphasizes that

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
fair value is a market-based measurement, not an entity-specific measurement. Effective January 1, 2008, the Plan adopted SFAS No. 157.
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
SFAS No. 157 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. SFAS No. 157 requires that assets and liabilities be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. SFAS 157 defines fair value based on the following levels:
•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

•	Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.
As of December 31, 2008, $18,779,000 of Loans Due from Participants specific to the Plan are classified as Level 3 investments in accordance with SFAS 157. See Note 5 for a reconciliation of Master Trust investments measured at fair value.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
The following table presents the reconciliation of Level 3 investments:

(Thousands)
Investment balance as of January 1, 2008	$18,158
Purchases, sales, and issuances, net	621

Investment balance as of December 31, 2008	$18,779

NOTE 4 — FEDERAL INCOME TAX STATUS
On May 13, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions, Catch-Up Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2008 and 2007.
NOTE 5 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 64 percent at December 31, 2008 and 65 percent at December 31, 2007). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
A summary of the Master Trust assets as of December 31, 2008 and 2007 is as follows:

(Thousands)	2008	2007
Investments, at fair value
DTE Energy Stock Fund	$236,233	$279,031
Common/collective trust	121,604	68,152
Registered investment companies	712,541	1,160,983

Assets held in Master Trust	$1,070,378	$1,508,166

The following is a summary of investment loss in the Master Trust for the year ended December 31, 2008:

(Thousands)
Interest, dividend and other income on investments	$39,146
Net depreciation in common/collective trust	(30,449)
Net depreciation in registered investment companies	(375,701)
Net depreciation in DTE Energy Stock Fund Uund	(53,254)

Total investment loss	$(420,258)

The following table presents investments of the Master Trust measured at fair value as of December 31, 2008:

(Thousands)	Level 1	Level 2	Total
DTE Energy Stock Fund	$236,233	$—	$236,233
Registered investment companies	712,541	—	712,541
Common/collective trusts	—	121,604	121,604

Total Investments at fair value	$948,774	$121,604	$1,070,378

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 6 — DTE ENERGY STOCK FUND
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. The Citizens Gas Plan does not include ESOP provisions; therefore these participants are exempt from these provisions. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year.
Significant components of the changes in net assets available for plan benefits in 2008 relating to the DTE Energy Stock Fund are as follows:

(Thousands)
Additions To Net Assets Attributed to:
Dividends and interest	$4,088
Interest on loans to Participants	132
Employer contributions	7,788
Participant contributions	15,318
Net transfers from other sponsored plans	2,582

Total Additions	29,908

Deductions from Net Assets Attributed to:
Net depreciation in fair value of investments in the Master Trust	(31,435)
Distributions and withdrawals	(10,853)
Other deductions	(9,868)

Total Deductions	(52,156)

Net Decrease	(22,248)
Net Assets Available for Benefits
Beginning of year	161,881

End of year	$139,633

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 7 — RELATED PARTY TRANSACTIONS
Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
(Federal Employer Identification Number: 38-0478650; Plan Number: 002)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)
December 31, 2008
(in Thousands)

Description of Investment
	Identity of Issue	(Including Maturity Date
Party- in-	Borrower, Lessor	Rate of Interest, Collateral		Current
Interest	or Similar Party	and Par or Maturity Value)	Cost	Value
*	Plan participants	Loan receivable, interest rates ranged from 4.82 percent to 12 percent during 2008, maturing through 2033	$-0-	$18,779

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
/s/ Larry E. Steward
Larry E. Steward
Vice President Human Resources

June 26, 2009

EXHIBIT INDEX

Number

23	Consent of Independent Registered Public Accounting Firm – George Johnson & Company